

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2011

Via E-mail
Mr. Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

> **Re**: **The Procter & Gamble Company**
> **Form 10-K for the fiscal year ended June 30, 2011**
> **Filed August 10, 2011**
> **File No. 1-434**

Dear Mr. Moeller:

We have reviewed your response letter dated October 18, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended June 30, 2011

General

1. Please modify your company data in EDGAR to reflect your fiscal year end as June 30.

2. You disclose on page 3 that you sell your products in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. Also, we note on P&G Lebanon's website that your office in Lebanon, Procter & Gamble Levant, serves Syria. In addition, we are aware of media reports that you sell several brands of your products extensively in Iran, that you have been focusing on Sudan as a market, and that your products are available in Cuba.

   As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us, in reasonable detail, the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since your letter to us dated May 25, 2005. Your response should describe any goods that you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

3.   Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Exhibit 13. Annual Report to Shareholders

Note 11. Segment Information, page 71

4.   We note your response to our prior comment two. However, it appears there are distinct differences in some of the products within your reportable segments. For example, we note cosmetics are grouped with skin care, home small appliances are grouped with male personal care, toothpaste is grouped with water filtration, batteries are grouped with dish care and diapers are grouped with paper towels. Therefore, we continue to believe you should revise future filings to include the revenue information for your products. We note your intention to include revenue information for your two most significant product categories. While this disclosure is beneficial, the revenue information for your other products would help a reader better understand items such as your trends, concentrations and growth drivers. In addition, we note your business units are product based. We also note various instances in MD&A in which you cite certain products in explaining your results. Given management's emphasis on and analysis of product information, it appears that the revenue information for your products

would better allow an investor to see the Company through the eyes of management.

5.   We note your response to our prior comment three. Please revise future filings to clarify that no other individual country is considered material.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik at (202) 551-3333 or Cecilia Blye at (202) 551-3475 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief